Filed by: Healthcare Trust of America, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Healthcare Trust of America, Inc.

Commission File No.: 001-35568

Healthcare Trust of America Holdings, LP

Commission File No.: 333-190916

Healthcare Trust of America Reiterates Commitment to Pending Merger with Healthcare Realty

SCOTTSDALE, Ariz., May 5, 2022 – Healthcare Trust of America, Inc. (NYSE: HTA) (“Healthcare Trust of America” or “HTA”) today issued the following statement regarding its previously announced definitive merger agreement with Healthcare Realty Trust Incorporated (NYSE:HR) (“HR”):

HTA is aware that HR has received and rejected an unsolicited, non-binding acquisition proposal. The merger agreement between HTA and HR remains in effect and both companies are committed to completing the pending transaction, which was unanimously approved by the Boards of Directors of both HR and HTA.

The transformative combination of HTA and HR will join two premier real estate companies to create the preeminent, pure-play medical office building REIT with the assets and resources to successfully compete and deliver sustainable shareholder value creation. The combined company will have unmatched market scale in concentrated clusters, meaningful corporate and operational synergies, an expanded development pipeline, greater access to capital and enhanced balance sheet strength.

The pending merger of HTA and HR remains on track to be completed in the third quarter of 2022, subject to shareholder approvals and other customary closing conditions.

As previously announced on February 28, 2022, HR and HTA have executed a definitive merger agreement under which HTA shareholders will receive a total implied value of $35.08 per share, composed of a special cash dividend of $4.82 per share and a transaction exchange ratio of 1:1 based on HR’s unaffected price of $30.26 on February 24, 2022.

J.P. Morgan Securities LLC is acting as exclusive financial advisor and McDermott Will & Emery LLP is acting as legal advisor to Healthcare Trust of America.

About HTA

Healthcare Trust of America, Inc. (NYSE: HTA) is the largest dedicated owner and operator of medical office buildings in the United States, with assets comprising approximately 26.1 million square feet of GLA, with $7.8 billion invested primarily in medical office buildings as of December 31, 2021. HTA provides real estate infrastructure for the integrated delivery of healthcare services in highly-desirable locations. Investments are targeted to build critical mass in 20 to 25 leading gateway markets that generally have leading university and medical institutions, which translates to superior demographics, high-quality graduates, intellectual talent and job growth. The strategic markets HTA invests in support a strong, long-term demand for quality medical office space. HTA utilizes an integrated asset management platform consisting of on-site leasing, property management, engineering and building services, and development capabilities to create complete, state of the art facilities in each market. We believe this drives efficiencies, strong tenant and health system relationships, and strategic partnerships that result in high levels of tenant retention, rental growth and long-term value creation. Headquartered in Scottsdale, Arizona, HTA has developed a national brand with dedicated relationships at the local level.

Founded in 2006 and listed on the New York Stock Exchange in 2012, HTA has produced attractive returns for its stockholders that have outperformed the US REIT index. More information about HTA can be found on the Company’s Website (www.htareit.com), Facebook, LinkedIn, Instagram and Twitter.

Forward Looking Statements

This communication contains certain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. HR and HTA intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with the safe harbor provisions. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “should,” “may,” “projects,” “could,” “estimates” or variations of such words and other similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature, but not all forward-looking statements include such identifying words. Forward-looking statements regarding HR and HTA, include, but are not limited to, statements related to the proposed transaction, and the anticipated timing, benefits and financial and operational impact thereof; the expected financing for the transaction; other statements of management’s beliefs, intentions or goals; and other statements that are not historical facts. These forward-looking statements are based on each of the companies’ current plans, objectives, estimates, expectations and intentions and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties associated with: HR’s and HTA’s ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; risks related to diverting the attention of HTA and HR management from ongoing business operations; failure to realize the expected benefits of the proposed transaction; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed transaction, including resulting expense or delay; the risk that HR’s and HTA’s respective businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; the ability to obtain the expected financing to consummate the proposed transaction; risks related to future opportunities and plans for the combined company, including the uncertainty of expected future financial performance and results of the combined company following completion of the proposed transaction; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of HR’s or HTA’s common stock; the possibility that, if the Company does not achieve the perceived benefits of the proposed transaction as rapidly or to the extent anticipated by financial analysts or investors, the market price of the Company’s common stock could decline; general adverse economic and local real estate conditions; the inability of significant tenants to continue paying their rent obligations due to bankruptcy, insolvency or a general downturn in their business; increases in interest rates; increases in operating expenses and real estate taxes; changes in the dividend policy for the Company’s common stock or its ability to pay dividends; impairment charges; pandemics or other health crises, such as COVID-19; and other risks and uncertainties affecting HR and HTA, including those described from time to time under the caption “Risk Factors” and elsewhere in HR’s and HTA’s Securities and Exchange Commission (“SEC”) filings and reports, including HR’s Annual Report on Form 10-K for the year ended December 31, 2021, HTA’s Annual Report on Form 10-K for the year ended December 31, 2020, and future filings and reports by either company. Moreover, other risks and uncertainties of which HR or HTA are not currently aware may also affect each of the companies’ forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by HR or HTA on their respective websites or otherwise. Neither HR nor HTA undertakes any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

Important Additional Information and Where to Find It

This communication relates to the proposed transaction pursuant to the terms of the Agreement and Plan of Merger, dated February 28, 2022, by and among HR, HTA, Healthcare Trust of America Holdings, LP, and HR Acquisition 2, LLC. In connection with the proposed transaction, HTA expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of HR and HTA and that also will constitute a prospectus of HTA. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HR, HTA AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from HR at its website, www.healthcarerealty.com, or from HTA at its website, www.htareit.com. Documents filed with the SEC by HR will be available free of charge by accessing HR’s website at www.healthcarerealty.com under the heading Investor Relations or, alternatively, by directing a request to HR at communications@healthcarerealty.com or 3310 West End Avenue, Suite 700, Nashville, Tennessee 37203, telephone: 615.269.8175, and documents filed with the SEC by HTA will be available free of charge by accessing HTA’s website at www.htareit.com under the heading Investor Relations or, alternatively, by directing a request to HTA at info@htareit.com or 16435 North Scottsdale Road, Suite 320, Scottsdale, Arizona 85254, telephone 480.998.3478.

Participants in the Solicitation

HR and HTA and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the common shareholders of HR and HTA in respect of the proposed transaction under the rules of the SEC. Information about HR’s directors and executive officers is available in HR’s proxy statement dated March 24, 2021, for its 2021 annual meeting of shareholders. Information about HTA’s directors and executive officers is available in HTA’s proxy statement dated April 30, 2021, for its 2021 annual meeting of shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from HR or HTA using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

Financial Contact:

Robert A. Milligan Chief Financial Officer

P: 480.998.3478

Media Contact:

Andrew Siegel / Joseph Sala

Joele Frank, Wilkinson Brimmer Katcher

P: 212.355.4449